Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 4, 2022, Ondas Holdings, Inc. (the “Company”) entered into a Plan of Merger and Equity Purchase Agreement (the “Agreement”) with Airobotics Ltd., an Israeli publicly traded company limited by shares.

Airobotics Ltd. collects, analyses, and accesses information automatically using a UAV (“unmanned aerial vehicle” — multi-motor drone). Airobotics Ltd. has developed systems that include data collection and data processing for valuable insights for customers, in an automated process, which does not require human contact and without human intervention, and provides its customers with end-to-end service, which enables the extraction of value from data collected from the airspace using an automated UAV, automatically, quickly, safely, and efficiently.

Pursuant to the Agreement, in exchange for every share of stock, warrant or option to purchase stock held by Airobotics Ltd. Stockholders, Airobotics Ltd. Stockholders received 0.16806 shares of the Company’s stock, which included (i) 2,824,995 shares of the Company’s common stock; (ii) options exercisable for 1,094,151 shares issued under the Airobotics Ltd.’s incentive stock plan, which will be assumed by the Company at closing, of which 661,428 shares are vested; (iii) warrants exercisable for 588,430 shares of the Company’s common stock. Also, on September 20, 2022, Ondas and Airobotics Ltd. entered into a Credit and Guaranty Agreement pursuant to which Ondas has agreed to make a revolving loan available to Airobotics Ltd., commencing from October 3, 2022, in a principal amount of up to $1,500 thousand, which was amended on October 30, 2022 to increase the principal amount up to $2,000 thousand (the “Bridge Loan”). Amounts borrowed may be prepaid without penalty and reborrowed. As of November 4, 2022, there was $1,750 thousand outstanding on the Bridge Loan. The loan will accrue interest at a rate of 6% per annum and matures on the earlier to occur of February 15, 2023 and the termination of the Merger Agreement as a result of a breach or violation thereof by Airobotics Ltd. The Bridge Loan is secured by substantially all of the assets of Airobotics Ltd. In addition, Airobotics Inc., a subsidiary of Airobotics Ltd., has guaranteed its obligations under the Bridge Loan.

The following unaudited pro forma condensed combined financial statements are based on the Company’s audited and unaudited interim historical consolidated financial statements and Airobotics Ltd.’s audited historical and unaudited interim financial statements as adjusted to give effect to the Company’s acquisition of Airobotics Ltd. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to these transactions as if they occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2021 and the nine months ended September 30, 2022 give effect to these transactions as if they occurred on January 1, 2021.

The unaudited pro forma condensed combined financial statements should be read together with the Company’s audited historical financial statements, which are included in the Company’s most recent Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 22, 2022, and the most recent Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 14, 2022, and Airobotics Ltd.’s audited historical financial statements as of and for the year ended December 31, 2021.

The unaudited pro forma combined financial information is provided for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that the Company would have reported had the Airobotics Ltd. transaction closed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

The pro forma adjustments related to the Agreement are described in the notes to the unaudited pro forma combined financial information and principally include the following:

●	Pro forma adjustment to eliminate the Airobotics Ltd. liabilities and owners’ equity not acquired.

●	Pro forma adjustment to record the merger of the Company and Airobotics Ltd.

The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the merger. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or results of operations of the combined companies. Reclassifications and adjustments may be required if changes to Airobotics Ltd.’s financial presentation are needed to conform Airobotics Ltd.’s accounting policies to the accounting policies of Ondas Holdings, Inc.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Agreement. These financial statements also do not include any integration costs the companies may incur related to the Transactions as part of combining the operations of the companies.

ONDAS HOLDINGS INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)
As of September 30, 2022
(Unaudited)

	Ondas Holdings Inc.	Airobotics Ltd. under IFRS	Adjustments to GAAP and Reclassifications	Transaction Accounting Adjustments	Notes	Pro Forma Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$15,824	$1,081	$—	$(1,750)	C	$14,615
Restricted cash	—	42	—	—		42
Accounts receivable, net	821	177	—	—		998
Inventory, net	1,432	1,084	126	—	1	2,642
Other accounts receivable	—	370	(370)	—	11	—
Other current assets	1,644	—	370	—	11	2,014
Total current assets	19,181	2,754	126	(1,750)		20,311

Long-Term Assets:
Property and equipment, net	4,296	2,492	—	—		6,788
Intangible assets, net	29,612	12	—	3,722	A	33,346
Goodwill	45,027	—	—	8,048	A	53,075
Lease deposits	218	—	—	—		218
Long-term equity investment	1,500	—	—	—		1,500
Right-of-use-assets	—	433	(433)	—	11	—
Operating lease right of use assets	3,182	—	433	—	11	3,615
Long-term deposits	—	33	—	—		33
Total long-term assets	83,835	2,970	—	11,770		98,575
Total assets	$103,016	$5,724	$126	$10,020		$118,886

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,398	$395	$—	$—		$3,793
Lease liability	—	299	(299)	—	11	—
Operating lease liabilities	698	—	299	—	11	997
Loan from related party	—	1,091	—	—		1,091
Accrued transaction costs	—	—	—	1,701	B	1,701
Other payables	—	1,565	(1,565)	—	11	—
Accrued expenses and other current liabilities	1,863	—	1,565	—	11	3,428
Government grant liability	—	140	(140)	—	2	—
Deferred revenue – current	344	—	—	—		344
Total current liabilities	6,303	3,490	(140)	1,701		11,354

Long-Term Liabilities:
Notes payable, net of current portion	300	—	—	—		300
Government grant liability, net of current portion	—	1,478	140	—	2	1,618
Accrued interest	38	—	—	—		38
Lease liability, net of current portion	—	154	(154)	—	11	—
Operating lease liabilities – net of current portion	2,572	—	154	—	11	2,726
Total long-term liabilities	2,910	1,632	140	—		4,682
Total liabilities	9,213	5,122	—	1,701		16,036

Stockholders’ Equity:
Common stock – par value $0.0001	4	—	—	—		4
Ordinary share capital	—	52	—	(52)	D	—
Share premium and reserves	—	150,642	—	(150,642)	D	—
Additional paid in capital	209,052	—	—	11,050	C	220,102
Foreign currency translation reserve	—	—	—	—		—
Accumulated deficit	(115,253)	(150,092)	126	147,963	1, A, B, D	(117,256)
Total stockholders’ equity	93,803	602	126	8,319		102,850
Total liabilities and stockholders’ equity	$103,016	$5,724	$126	$10,020		$118,886

ONDAS HOLDINGS INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share amounts, and per share amounts)
For the Nine Months Ended September 30, 2022
(Unaudited)

	Ondas Holdings Inc.	Airobotics Ltd. under IFRS	Adjustments to GAAP and Reclassifications	Transaction Accounting Adjustments	Notes	Pro Forma Consolidated
Revenues, net	$1,647	$648	$—	$—		$2,295
Cost of goods sold	807	1,693	275	—	1, 4	2,775
Gross profit (loss)	840	(1,045)	(275)	—		(480)

Operating expenses:
General and administration	18,727	2,985	(49)	302	3, A	21,965
Sales and marketing	2,210	1,466	—	—		3,676
Research and development	14,816	3,060	—	—		17,876
Other expense (income)	—	451	(451)	—	4, 10	—
Total operating expenses (income)	35,753	7,962	(500)	302		43,517

Operating income (loss)	(34,913)	(9,007)	225	(302)		(43,997)

Other income (expense)
Other income (expense)	(33)	—	(50)	—	10	(83)
Transaction expenses	—	—	—	1,701	B	1,701
Financing expenses, net	—	(328)	328	—	11	—
Interest expense	(34)	—	(377)	—	3, 11	(411)
Total other income (expense)	(67)	(328)	(99)	1,701		1,207

Income (loss) before provision for income taxes	(34,980)	(9,335)	126	1,399		(42,790)

Provision for income taxes	—	—	—	—		—
Net income (loss)	$(34,980)	$(9,335)	$126	$1,399		$(42,790)

Net loss per share – basic and diluted	$(0.83)					$(0.94)

Weighted average number of common shares outstanding, basic and diluted	41,946,041			3,413,425	C	45,359,466

ONDAS HOLDINGS INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share amounts, and per share amounts)
For the Year Ended December 31, 2021

	Ondas Holdings Inc.	Airobotics Ltd. under IFRS	Adjustments to GAAP and Reclassifications	Transaction Accounting Adjustments	Notes	Pro Forma Consolidated
Revenues, net	$2,907	$3,287	$960	$—	5	$7,154
Cost of goods sold	1,811	3,661	1,436	—	5, 6, 9	6,908
Gross profit (loss)	1,096	(374)	(476)	—		246

Operating expenses:
General and administration	11,782	6,033	(687)	402	7, 8, 9, A	17,530
Sales and marketing	1,487	3,219	(73)	—	7, 9	4,633
Research and development	5,801	7,702	(179)	—	9	13,324
Other expenses (income)	—	146	(146)	—	10	—
Total operating expense (income)	19,070	17,100	(1,085)	402		35,487

Operating income (loss)	(17,974)	(17,474)	609	(402)		(35,241)

Other income (expense)
Other income	592	—	474	—	5, 6, 10	1,066
Financing expenses, net	—	(1,295)	1,295	—	11	—
Transaction expenses	—	—	—	1,701	B	1,701
Interest income	12	—	—	—		12
Interest expense	(576)	—	(1,240)	—	8, 11	(1,816)
Total other income (expense)	28	(1,295)	529	1,701		963

Loss before provision for income taxes	(17,946)	(18,769)	1,138	1,299		(34,278)

Benefit from income taxes	2,922	—	—	—		2,922
Net income (loss)	$(15,024)	$(18,769)	$1,138	$1,299		$(31,356)

Net loss per share – basic and diluted	$(0.44)					$(0.83)

Weighted average number of common shares outstanding, basic and diluted	34,180,897			3,413,425	C	37,594,322

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The audited and unaudited interim historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination. We have changed the presentation from the Company’s previous 2021 Annual Report on Form 10-K filing and the most recent Quarterly Report on Form 10-Q filing to round the numbers reported to the nearest thousand.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of Airobotics Ltd.’s assets acquired and liabilities assumed and conformed the accounting policies of Airobotics Ltd. to its own accounting policies.

The unaudited pro forma condensed combined financial statements are based on our audited and unaudited interim historical consolidated financial statements and Airobotics Ltd.’s audited and unaudited interim historical combined financial statements as adjusted to give effect to the Company’s acquisition of Airobotics Ltd. The Unaudited Pro Forma Condensed Combined Balance Sheets as of September 30, 2022 gives effect to these transactions as if they occurred on September 30, 2022. The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2022 and twelve months ended December 31, 2021 give effect to these transactions as if they occurred on January 1, 2021.

The allocation of the purchase price used in the unaudited pro forma financial statements is based upon a preliminary valuation by management. The final estimate of the fair values of the assets and liabilities will be determined with the assistance of a third-party valuation firm. The Company’s preliminary estimates and assumptions are subject to materially change upon the finalization of internal studies and third-party valuations of assets, including investments, property and equipment, intangible assets including goodwill, and certain liabilities.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for informational purposes only and is not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the transactions been completed on the dates used to prepare these pro forma financial statements. The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed combined financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the transactions. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not purport to project the future financial position or results of operations of the combined companies. Reclassifications and adjustments may be required if changes to Ondas Holdings Inc.’s financial presentation are needed to conform Ondas Holdings Inc.’s accounting policies to the accounting policies of the Airobotics Ltd.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the transactions. These financial statements also do not include any integration costs the companies may incur related to the transactions as part of combining the operations of the companies.

Note 2 — Summary of Significant Accounting Policies

The unaudited pro forma condensed combined financial statements have been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the 2021 Annual Report on Form 10-K and for Airobotics Ltd., the accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the audited financial statements included in this Form S-4. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies among the Company and Airobotics Ltd. The Company is reviewing the accounting policies of Airobotics Ltd. to ensure conformity of such accounting policies to those of the Company and, as a result of that review, the Company may identify differences among the accounting policies of the two companies, that when confirmed, could have a material impact on the consolidated financial statements. However, at this time, the Company is not aware of any difference that would have a material impact on the unaudited pro forma condensed combined financial statements.

Note 3 — Purchase Price Allocation

On August 4, 2022, Ondas Holdings, Inc. (the “Company”) entered into a Plan of Merger and Equity Purchase Agreement (the “Agreement”) with Airobotics Ltd., an Israeli corporation.

Pursuant to the Agreement, the Company provided a loan to Airobotics Ltd. for $1,750 thousand, and in exchange for every share of stock, warrant or option to purchase stock held by Airobotics Ltd. Stockholders, Airobotics Ltd. Stockholders received 0.16806 shares of the Company’s stock, which included (i) 2,824,995 shares of the Company’s common stock; (ii) options exercisable for 1,094,151 shares issued under the Airobotics Ltd.’s incentive stock plan, which will be assumed by the Company at closing, of which 661,428 shares are vested; (iii) warrants exercisable for 588,430 shares of the Company’s common stock.

The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the acquired assets and assumed liabilities as of September 30, 2022 (in thousands, except share amounts):

Purchase price consideration
Parent loan	$1,750
Common Stock – 2,824,995 Shares	9,492
Vested Stock Options – 661,428 Shares	1,512
Warrants – 588,430 Shares	46
Total purchase price consideration	$12,800

Estimated fair value of assets:
Cash and cash equivalents and restricted cash	$1,123
Accounts receivable	177
Inventory	1,210
Other current assets	370
Property, plant and equipment	2,492
Right of use asset	433
Other long-term assets	45
5,850

Estimated fair value of liabilities assumed:
Accounts payable	395
Government grant liability	1,618
Other payables	1,565
Lease liabilities	453
Loan from related party	1,091
5,122

Net tangible assets	728
Intangible assets	4,024
Goodwill	8,048
Total consideration	$12,800

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names and technology, as well as goodwill and (3) other changes to assets and liabilities.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. For purposes of the pro forma condensed combined financial statements, for inventory, property and equipment, leases and other assets and liabilities the Company used the carrying value as reported its unaudited interim financial statement as reported on Form 10-Q for the quarter ended September 30, 2022. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

In accordance with the Agreement, as discussed above, the purchase price includes: (a) $1,750 thousand loan to Airobotics Ltd. from the Company (b) $9,492 thousand in common stock; (c) $1,512 thousand in vested stock options; and (d) $46 thousand in warrants. For purposes of these pro forma combined financial statements, the Company issued 2,824,995 shares of the Company’s common stock, vested stock options for 661,428 shares of the Company’s common stock, and warrants for 588,430 shares of the Company’s common stock. The fair value of the common stock shares was determined based on a per share price of $3.36, which is the closing price of the Company’s common stock on November 4, 2022. The fair value of the stock options was determined based on a per share price range of $0.03 – $3.07, which is the call option value based on a Black-Scholes fair value calculation assuming a term range of 1.36 – 9.52 years, 45.91% – 57.23% volatility rate range, and discount rate range of 4.17% – 4.76% based on the applicable term’s treasury yield rate as of November 4, 2022 The fair value of the warrants was determined based on a per share price range of $0.00 – $0.10, which is the call option value based on a Black-Scholes fair value calculation assuming a term range of 0.34 – 10.82 years, 45.94% – 54.32% volatility rate range, and discount rate range of 4.17% – 4.66% based on the applicable term’s treasury yield rate as of November 4, 2022. The following table reflects the impact of a 10% increase or decrease in the per share price on the estimated fair value of the purchase price and goodwill (in thousands):

	Purchase Price	Estimate Goodwill
As presented in the pro forma combined results	$12,800	$8,048
10% increase in common stock price	$13,938	$9,186
10% decrease in common stock price	$11,659	$6,907

Note 4 — U.S. GAAP Adjustments

Airobotics Ltd. prepares their financial statements in accordance with International Financial Reporting Standards (“IFRS”). The following accounting adjustments to Airobotics Ltd.’s financial statements were made to reflect Airobotics Ltd.’s financial statements in accordance with U.S. GAAP, and they have been reflected in the unaudited pro forma condensed combined financial information:

1.	This adjustment reflects the reversal of inventory impairment expense included in Cost of goods sold of $126 thousand as of and for the nine months ended September 30, 2022.

2.	This adjustment reflects the reclassification of $140 thousand of government grant liability from a current liability to a long-term liability as of September 30, 2022.

3.	This adjustment reflects the reclassification of $49 thousand of foreign exchange losses included in General and administration expenses to Other income (expense) on the Consolidated Statements of Operations for the nine months ended September 30, 2022.

4.	This adjustment reflects the reclassification of $401 thousand of impairment expense related to drone assets included in Other income (expense) to Cost of goods sold on the Consolidated Statements of Operations for the nine months ended September 30, 2022.

5.	This adjustment reflects the reclassification of $960 thousand of Revenues, net and $625 thousand of Cost of goods sold for the sale of two docking stations included in Other income (expense) on the Consolidated Statements of Operations for the year ended December 31, 2021.

6.	This adjustment reflects the reclassification of $955 thousand of impairment expense related to drone assets included in Other income (expense) to Cost of goods sold on the Consolidated Statements of Operations for the year ended December 31, 2021.

7.	This adjustment reflects the reclassification of $487 thousand and $42 thousand of stock issuance expenses related to the IPO included in General and administration and Sales and marketing on the Consolidated Statements of Operations, respectively, for the year ended December 31, 2021 to Additional paid in capital as of and for the year ended December 31, 2021.

8.	This adjustment reflects the reclassification of $55 thousand of interest expense related to lease liabilities included in Interest expense to General and administration expenses on the Consolidated Statements of Operations for the year ended December 31, 2021.

9.	This adjustment reflects the reclassification of $144 thousand, $255 thousand, $31 thousand, and $179 thousand of stock issuance expenses related to the IPO included in Cost of Goods Sold, General and administration, Sales and marketing, and Research and development on the Consolidated Statements of Operations, respectively, for the year ended December 31, 2021 to Additional paid in capital as of and for the year ended December 31, 2021.

10.	This adjustment reflects the reclassification of $50 thousand and $146 thousand of Other expense from Total operating expenses to Other income (expense) on the Consolidated Statements of Operations, for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively.

11.	These adjustments reflect the reclassification of certain Airobotics Ltd.’s balances to conform with the Company’s financial statement presentation.

Note 5 — Pro Forma Transaction Accounting Adjustments

The pro forma transaction accounting adjustments are based on our preliminary estimates and assumptions that are subject to change. The following transaction accounting adjustments have been reflected in the unaudited pro forma condensed combined financial information:

A.	As part of the preliminary valuation analysis, the Company separately identified certain intangible assets with an estimate fair value of $4,024 thousand. The fair value was determined primarily using the “income approach”, which requires a forecast of the expected future cash flows. Since all the information required to perform a detailed valuation analysis of Airobotics Ltd.’s intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, the Company used certain assumptions based on publicly available transactions data for the industry. Based on our research and discussions with Airobotics Ltd. management, we have concluded that the intangible assets have a 10-year useful life, resulting in an adjustment of $302 thousand and $402 thousand of amortization expense to General and administration expenses on the Consolidated Statements of Operations for the nine months ended September 30, 2022 and the twelve months ended December 31, 2021, respectively. These numbers may change significantly when the final allocation of purchase price is calculated.

In addition, this adjustment reflects the recognition of goodwill of $8,048 thousand.

B.	This adjustment reflects the accrual of the Company’s estimated total transaction costs for legal and other professional fees and expenses, which are estimated to be approximately $1,701 thousand.

C.	This adjustment records (1) $1,750 thousand loan to Airobotics Ltd. from the Company; (2) the issuance of 2,824,995 shares of common stock to the sellers as the equity portion of the purchase consideration, valued at $9,492 thousand based on a per share price of $3.36, which was the closing prices of the Company’s common stock on November 4, 2022; (3) plus the issuance of vested stock options for 664,874 shares, valued at $1,512 thousand based on a per share price range of $0.03 – $3.07, which is the call option value based on a Black-Scholes fair value calculation assuming a term range of 1.36 – 9.52 years, 45.91% – 57.23% volatility rate range, and discount rate range of 4.17% – 4.76% based on the applicable term’s treasury yield rate as of November 4, 2022; (4) plus the issuance of warrants for 588,430 shares, valued at $46 thousand based on a per share price range of $0.00 – $0.10, which is the call option value based on a Black-Scholes fair value calculation assuming a term range of 0.34 – 10.82 years, 45.94% – 54.32% volatility rate range, and discount rate range of 4.17% – 4.66% based on the applicable term’s treasury yield rate as of November 4, 2022.

D.	This adjustment eliminates Airobotics Ltd.’s Total stockholders’ equity as reported in the unaudited financial statements as of and for the nine months ended September 30, 2022.